EXHIBIT 99(t)
                           NANTUCKET INDUSTRIES, INC.
                               September 30, 1997

NAN Investors, L.P.
c/o Fundamental Capital Corp.
291 Ocean Avenue
Lawrence, New York 11559

Attention: Murray Forman

Re:   200 Cook Street, Cartersville, GA (the "Property")

Dear Murray:

        In connection with the delivery by NAN Investors, L.P. ("NAN") of a Quitclaim Deed (the Quitclaim Deed) with respect to the Deed to Secure Debt, Security Agreement and Assignment of Leases and Rents, filed for record as of August 19, 1996 by the Company in favor of NAN (the "Mortgage"), Nantucket Industries, Inc. (the "Company") hereby confirms to you as follows:

         1. The Company is currently in default under the two Convertible Subordinated Debentures payable to NAN, dated August 15, 1996 (collectively: the "Debentures"), in the original principal amounts of $1,168,150 and $1,591,850, respectively, among other things for failure by the Company to make timely payment of the interest payment due under the Debentures on August 15, 1997 (the "Interest Payment Default").

        2. Furthermore, the Company acknowledges that it has no right of prepayment under the Debentures and that the proposed sale by the Company of the Property represents an additional Event of Default by the Company under the Debentures (the "Property Sale Default"). Finally, the Company acknowledges that it has no right to demand that NAN release the Mortgage on the Property except in connection with the full and complete repayment and satisfaction of the Debentures.

        3. NAN hereby agrees to (a) extend the cure period under Section 8(a)(ii) of each of the Debentures with respect to the Interest Payment Default (but not with respect to any other interest payment due under the Debentures) until November 30, 1997, provided, however, that (i) such extension shall be automatically terminated upon the occurrence of any other default or Event of Default under either of the Debentures, the Common Stock and Convertible Subordinated Debenture Purchase Agreement, dated as of August 13, 1996 (the "Purchase Agreement"), or this agreement, and (ii) the amount of the Interest Payment Default, together with interest thereon calculated at an annual rate of 12.5% per annum, shall be payable upon the expiration of such cure period extension, (b) waive the Property Sale Default by the Company under the Debentures, (c) release of the Mortgage by delivery to the Company of the Quitclaim Deed, and (d) the partial prepayment of one of the Debentures in accordance with the terms of this agreement.

         4. In consideration of NAN's aforesaid agreement, the Company agrees as follows:

              (a) Concurrently with the closing of the Property's sale, the Company shall pay to NAN all of the net sales proceeds from the sale of the Property (the gross sales proceeds less a $1,750,000 payment to Congress Financial Corporation in satisfaction of its first mortgage on the Property, a 6% brokerage commission and transfer taxes and legal fees actually incurred in



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connection with the sale), provided that (i) the net sales proceeds so delivered to NAN shall be in an amount not less than $883,000 (the "Proceeds Payment"), and (ii) the Proceeds Payment shall be received by NAN no later than by October 1, 1997. The Proceeds Payment shall be made concurrently with the closing of the sale of the Property by means of a wire transfer or transfers of same day funds to an account or accounts specified in writing by NAN to the Company or its representatives.

              (b) The Proceeds Payment shall be treated as if it were a prepayment under Section 4(b) of the Debenture in the original principal amount of $1,591,850 (the "Prepaid Indenture"), and accordingly, only 80% of the Proceeds Payment shall be applied to the reduction of the principal amount due under the Prepaid Debenture, with the balance to be deemed a prepayment premium pursuant to Section 4(b) of such Prepaid Indenture.

              (c) Any land not currently being sold by Nantucket shall remain encumbered by the Mortgage.

        5. On or before October 31, 1997, the Company shall cause its Board of Directors to be reconstituted to include the following members: Mr. Stephen Samberg, Mr. Robert Rosen, Mr. Warren Cole, Mr, Kenneth Klein, and two other members who shall be satisfactory to NAN in NAN's sole discretion. The Company shall be entitled to add Mr. Richard Ryan, or another person unaffiliated with the Company or its shareholders with standing in the business or financial communities, as an additional Board member.

        6. Following October 31, 1997, the Company shall employ only such executive officers (defined as officers earning an annual salary or draws on account of commissions in excess of $100,000), other than the Chief Executive Officer, as shall be reasonably satisfactory to NAN. In addition, the Company shall, by October 31, 1997, cause another person or persons, satisfactory to NAN in NAN's sole discretion (the "Manager"), to become the chief operating officer of the Company and an authorized signatory on all of the Company's bank accounts. All withdrawals from the Company's bank accounts and all agreements, obligations or instruments to which the Company shall become a party or by which any of its assets shall be bound following the Manager's appointment shall require the signature of both the Chief Executive Officer of the Company and the Manager.

        7. Within 5 days of resolution or settlement of its litigation against Levi's and receipt of any payment therefrom (the "Trigger Date"), the Company shall offer to prepay all or any portion of the amounts then outstanding under the Debentures at a price equal to 125% of the aggregate principal amount thereof, together with any interest accrued and unpaid thereon up to and including the prepayment date. At the Company's option, up to $500,000 of such amount may be payable in the form of a seven-year debenture on terms otherwise substantially equivalent to those of the Debentures, with the balance to be payable in cash. The provisions of Section 4(b) of the Debentures shall apply, mutatis mutandis, to such offer and prepayment (with the Trigger Date to be treated as a Change of Control under such Section).

        8.  The  Company  acknowledges  the  indebtedness   represented  by  the
Debentures and confirms that the Company has no claims or rights of action of any kind against NAN, NAN (GP) Investors, L.P., Fundamental Capital Corp.
or any of their respective officers, directors, partners or shareholders.



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        9. The  Company  acknowledges  that NAN's  consent  to the  arrangements herein shall not be construed as NAN's agreement to any amendment of the terms of the Debentures or the Purchase Agreement, a waiver by NAN of any default by the Company under the Debentures (other than the Property Sale Default) or the Purchase Agreement, or a waiver by NAN of any other of its rights under the Debentures or under the Purchase Agreement.

        If the foregoing correctly sets forth the terms of our agreement, please so indicate by signing in the space indicated below.


                                               Very truly yours,


                                               Nantucket Industries, Inc.


                                               By:/s/ Stephen Samberg
                                                  -----------------------------
                                               Title:Chief Executive Officer

We agree to the foregoing.

NAN Investors, L.P.
By:      NAN (GP) Investors, L.P.
         General Partner
By:      Fundamental Capital Corp.
         General Partner

By:/s/     Murray Forman
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Title:


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